Filed by The Amex Membership Corporation
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Companies:
NYSE Euronext (Commission File No. 001-33392)
The Amex Membership Corporation
The Amex Membership Corporation
86 Trinity Place
New York, NY 10006
February 4, 2008
Federal Express
Mr. Ralph DellaCamera, Jr.
Mr. Gary Glass
200 Park Avenue, Suite 3300
New York, NY 10166
Mr. Robert Sahn
10 Darby Lane
E. Hampton, NY 11937
Urbana Corporation
Attention: Mr. Thomas S. Caldwell
450 Park Avenue, Suite 1900
New York, NY 10022
Dear Sirs:
     We have your letter of January 31, 2008 regarding the proposed acquisition of The Amex Membership Corporation by NYSE Euronext. We share your view that our members should have the opportunity to discuss the transaction with the Board, and as noted in our January 25 letter to Seat Owners, we intend to hold one or more informational meetings for that purpose. However, for both practical and legal reasons, before any such meeting takes place, members should first be provided with complete and accurate relevant information about the transaction, Amex and NYSE Euronext and sufficient time to review that information. As you know, this information will be contained in the registration statement/proxy statement that is currently being prepared.
     Until the registration statement, which will include a preliminary proxy statement, becomes available, we will not be able to address comprehensively the matters discussed in your letter. However, we do wish to note (as previously disclosed in a prior Amex press release) that Morgan Stanley was retained more than a year ago to advise the Board on potential changes to Amex’s corporate structure and other transactions. The unanimous decision of the Amex Membership Corporation Board to approve and recommend the NYSE Euronext transaction to our members was the result of a lengthy deliberative process in which many alternatives were considered. The Amex Membership Corporation Board continues to believe that the NYSE Euronext transaction is in the best interests of our members and is excited by the prospect of Amex becoming part of the world’s leading multi-asset global exchange through this compelling and strategic business combination.
     Of course, the membership will be notified when an informational meeting has been scheduled, and we look forward to a full exchange of views at that time.

Very truly yours,
/s/ Matthew Frank
Matthew Frank
for the Board of Directors of the Amex Membership Corporation

cc:   AMC Board of Directors
Amex LLC Board of Governors
IMPORTANT INFORMATION WITH RESPECT TO THE MERGER
In connection with the proposed acquisition by NYSE Euronext of The Amex Membership Corporation (“Amex”), NYSE Euronext intends to file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The parties will file other relevant documents concerning the proposed transaction with the SEC. Such documents, however, are not currently available. AMEX MEMBERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Amex members can obtain a free copy of the final proxy statement/prospectus, as well as other filings containing information about NYSE Euronext and Amex without charge, at the SEC’s website (http://www.sec.gov). Copies of the final proxy statement/ prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to the Office of the Corporate Secretary, NYSE Euronext, 11 Wall Street, New York 10005, 212-656-2061 or to Amex, Attention: Office of Corporate Secretary, 86 Trinity Place, NY NY 10006, 212-306-1408.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Cautionary Note Regarding Forward-Looking Statements
This letter may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext’s and Amex’s plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext’s and Amex’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext’s and Amex’s results to differ materially from current expectations include, but are not limited to: NYSE Euronext’s and Amex’s ability to implement their respective strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and, in the case of NYSE Euronext, other factors detailed in NYSE Euronext’s reference document for 2006 (“document de référence”) filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2006 Annual Report on Form 10-K, as amended, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext or Amex that the projections will prove to be correct. This letter speaks only as of this date. NYSE Euronext and Amex disclaims any duty to update the information herein.